[Letterhead of TXU Australia]


                                  July 15, 2003


VIA EDGAR AND FACSIMILE

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

Attention:  Ms. Kim McManus

     Re: TXU AUSTRALIA HOLDINGS (PARTNERSHIP) LIMITED PARTNERSHIP REGISTRATION STATEMENT ON FORM S-1, FILE NO. 333-36484
          --------------------------------------------------------

Dear Ms. McManus:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act"), TXU Australia Holdings (Partnership) Limited Partnership ("TXU Australia") hereby requests that its above referenced Registration Statement (and all amendments and exhibits thereto) be immediately withdrawn. TXU Australia is withdrawing the Registration Statement because it has determined that a public offering of its debt securities at this time is not in its best interests. The Registration Statement was not declared effective and no securities were sold in connection with the proposed offering described in the Registration Statement.

     TXU Australia requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to TXU Australia's account to be offset against the filing fee for any future registration statement(s).

     Please do not hesitate to call the undersigned with any questions you may have at (212) 603-2204 or by facsimile at (212) 603-2001.

                                         Very truly yours,

                                         /s/ Robert J. Reger, Jr.

                                         Robert J. Reger, Jr.
                                         Agent for Service